Advisory: TransAlta first quarter 2010 conference call and annual shareholder meeting

CALGARY, Alberta (April 7, 2010) – TransAlta Corporation (TSX: TA; NYSE: TAC) will release its first quarter 2010 results before market open on Tuesday, April 27, 2010. A conference call and webcast to discuss the results will be held for investors, analysts, members of the media and other interested parties the same day beginning at 9:00 a.m. Mountain (11:00 a.m. Eastern). The media will be invited to ask questions following investors and analysts.

Please contact the conference operator five minutes prior to the call, noting "TransAlta Corporation" as the company and "Jennifer Pierce" as moderator.

Dial-in numbers:

For local Toronto participants – 1-416-340-8061
Toll-free North American participants – 1-866-225-0198

A link to the live webcast will be available via TransAlta’s website, www.transalta.com, under Web Casts & Conference Calls in the Investor Relations section. If you are unable to participate in the call, the instant replay is accessible at 1-800-408-3053 with TransAlta pass code 2235047. A transcript of the broadcast will be posted on TransAlta’s website once it becomes available.

On Thursday, April 29, TransAlta will hold its Annual Meeting of Shareholders at 11:00 a.m. Mountain (1:00 p.m. Eastern) at the Hyatt Regency, Imperial Ballroom, Calgary Alberta. The Annual Meeting will be broadcast via webcast and conference call. To access the broadcast, please visit www.transalta.com or use the dial-in information provided below.

Dial-in number:
Toll-free North American participants – 1 888-886-7786

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta’s focus is to efficiently operate our biomass, geothermal, wind, hydro, natural gas and coal facilities in order to provide our customers with a reliable, low-cost source of power. For 100 years, TransAlta has been a responsible operator and a proud contributor to the communities where we work and live. TransAlta is recognized for its leadership on sustainability by the Dow Jones Sustainability North America Index, the FTSE4Good Index and the Jantzi Social Index.

For more information:

Media Inquiries: Marcy McAuley Senior Advisor, External Relations Phone: (403) 267-3639 Email: marcy_mcauley@transalta.com	Investor Inquiries: Jess Nieukerk Manager, Investor Relations Phone: (403) 267-3607 Email: investor_relations@transalta.com